Exhibit 99.1

Denison Mines Corp. 1100 – 40 University Ave Toronto, ON M5J 1T1 www.denisonmines.com @DenisonMinesCo

PRESS RELEASE

DENISON ANNOUNCES INTERSECTION OF HIGH-GRADE URANIUM

MINERALIZATION NEAR THE GRYPHON DEPOSIT

Toronto, ON – February 9, 2016 Denison Mines Corp. (“Denison” or the “Company”) (DML: TSX, DNN: NYSE MKT) is pleased to announce the discovery of a new high-grade uranium intersection near the Gryphon deposit on Denison’s 60% owned Wheeler River property in Northern Saskatchewan. Drill hole WR-633D1, located approximately 100 metres north of the Gryphon deposit, intersected approximately 11 metres of basement-hosted uranium mineralization including intervals of 5.7% eU3O8 over 1.0 metre and 6.3% eU3O8 over 1.7 metres.

In late 2015, Denison reported a significant increase in the estimated mineral resources on the Wheeler River property. The initial estimate for the Gryphon Deposit added inferred mineral resources of 43.0 million pounds U3O8 at a grade of 2.3% U3O8 to 70.2 million pounds U3O8 of indicated mineral resources grading 19.1% U3O8 at the Phoenix deposit. The Gryphon deposit is basement-hosted and consists of a set of parallel, stacked, northeast plunging lenses that are broadly conformable with the basement stratigraphy. Four groups of lenses have been interpreted to date, namely the A, B, C and D series, based on their position relative to the different basement stratigraphic units. The estimated mineral resources contained in the Gryphon deposit include only the results from the A, B and C series lenses. The D series lenses were excluded as there was insufficient drilling completed at the time of the resource estimate.

Denison’s President and CEO, David Cates, commented, “With the successful delineation of the Gryphon deposit, completed in 2015, our exploration team set out in 2016 to discover new uranium mineralization in the vicinity of the Gryphon deposit. We view the geological trend that Gryphon is situated on as a highly prospective district for the discovery of additional mineralization, and only a few short weeks into our exploration program, the property and our exploration team have delivered again with the discovery of additional high-grade uranium mineralization.”

New Intersection of High-Grade Uranium Mineralization

Drill hole WR-633D1 was designed to test for further basement-hosted mineralization immediately north of the Gryphon deposit, and down plunge of previous mineralized intercepts. The drill hole encountered the sub-Athabasca unconformity around 500 metres below surface, followed by weak basement-hosted mineralization and alteration around 675 metres, 680 metres, 682 metres and 684 metres before entering high-grade uranium mineralization around 751 metres, as detailed below in Table 1.

Table 1: WR-633D1 Intersection

Drill Hole	From (m)	To (m)	Length (m)[4]	eU3O8[1] (%)
WR-633D1[2]	751.5	754.7	3.2	2.0
(includes)[3]	753.6	754.6	1.0	5.7
(and)[2]	757.7	765.3	7.6	1.7
(includes)[3]	760.3	762.0	1.7	6.3
(includes)[3]	764.2	765.2	1.0	1.2

Notes: 1.	eU3O8 is radiometric equivalent uranium from a total gamma down-hole probe
2.	Intersection interval is composited above a cut-off grade of 0.1% eU3O8
3.	Intersection interval is composited above a cut-off grade of 1.0% eU3O8
4.

As the drill hole is oriented steeply toward the northwest and the basement mineralization dips moderately to the southeast, the true thickness of the mineralization is expected to be approximately 75% of the intersection lengths

The high-grade mineralization occurs within altered pelitic gneisses and pegmatite that both occur within the Basal Pegmatite Unit and represents the best intersection to date in this unit, which has undergone little previous drill testing. The mineralization is open in all directions and will be prioritized for follow-up this winter.

Possible Continuation of the D Series Lenses

Previous 50 x 50 metre delineation drilling has shown the Gryphon mineralized lenses to be structurally controlled with a plunge to the northeast. In this regard, the mineralized intersections in drill hole WR-633D1 possibly represent the down plunge extent of some of the D series lenses located approximately 180 metres up plunge to the southwest. Additional drilling will be required to validate if the stratigraphy is continuous and if the intersection of mineralization in WR-633D1 is a continuation of the mineralization occurring in the D series lenses. The D series of lenses is currently defined by intersections from drill holes completed previously. Table 2 provides highlight intersections of the D Series lenses.

Table 2: D Series Lens Intersections

Drill Hole	From (m)	To (m)	Length (m)[3]	Assay U3O8 (%)
WR-558[1,4]	611.7	612.2	0.5	7.3
WR-565[2,4]	686.0	689.9	3.9	0.6

Notes: 1.	Intersection interval is composited above a cut-off grade of 1.0% U3O8
2.	Intersection interval is composited above a cut-off grade of 0.1% U3O8
3.	As the drill hole is oriented steeply toward the northwest and the basement mineralization dips moderately to the southeast, the true thickness of the mineralization is expected to be approximately 75% of the intersection lengths
4.	The intersections listed above are both from the D1 lens. Drill hole WR-558 is located approximately 140 metres up plunge to the southwest of WR-565.

Wheeler River Property

The Wheeler River property is host to the high-grade Phoenix and Gryphon uranium deposits. The Phoenix deposit is estimated to include indicated resources of 70.2M lbs U3O8 at a grade of 19.1% U3O8, and is the highest grade undeveloped uranium deposit in the world. The Gryphon deposit is hosted in basement rock, approximately 3 kilometres to the northwest of Phoenix, and is estimated to contain inferred resources of 43M lbs U3O8 at a grade of 2.3% U3O8. Wheeler River is a joint venture between Denison (60% and operator), Cameco Corp. (“Cameco”) (30%), and JCU (Canada) Exploration Company Limited (10%).

A 47,000 metre exploration drilling program is currently underway at Wheeler River with a focus on testing numerous unconformity and basement exploration targets in the vicinity of the Gryphon deposit, as well as other priority target areas on the property. Concurrent with the winter 2016 drilling program, a Preliminary Economic Assessment (“PEA”) is underway studying the economic potential of co-developing the Gryphon and Phoenix deposits. The PEA is expected to be completed during the first half of 2016.

Illustrative Figures & Further Details

A property location and basement geology map is provided in Figure 1. Figure 2 provides a plan map of the northeast plunging Gryphon mineralized lenses projected up to the basement geology at the sub-Athabasca unconformity. The cross-section in Figure 3 represents section line 5187GP and illustrates the new mineralization discovered in drill hole WR-633D1, which occurs to the north of the stacked A, B and C series lenses that define the Gryphon deposit. The cross-section in Figure 4 represents section line 5050GP and illustrates the stacked lenses (A, B and C series) that define the Gryphon deposit, as well as the D series lenses, which occur up plunge of the mineralization intersected in WR-633D1 illustrated in Figure 3.

Further details regarding the Gryphon deposit and the current mineral resources estimated at Wheeler River are provided in the report titled “TECHNICAL REPORT ON A MINERAL RESOURCE ESTIMATE FOR THE WHEELER RIVER PROPERTY, EASTERN ATHABASCA BASIN, NORTHERN SASKATCHEWAN, CANADA.”, dated Nov. 25, 2015, authored by William E. Roscoe Ph.D, P.Eng. and Mark B. Mathisen C.P.G of RPA. A copy of this report is available under Denison’s profile on SEDAR (www.sedar.com).

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Qualified Person

The disclosure of a scientific or technical nature contained in this news release was prepared by Dale Verran, MSc, Pr.Sci.Nat., Denison’s Vice President, Exploration, who is a Qualified Person in accordance with the requirements of NI 43-101. For a description of the quality assurance program and quality control measures applied by Denison, please see Denison’s Annual Information Form dated March 5, 2015 filed under the Company’s profile on SEDAR at www.sedar.com.

About Denison

Denison is a uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan. Including its 60% owned Wheeler River project, which hosts the high grade Phoenix and Gryphon uranium deposits, Denison’s exploration portfolio consists of numerous projects covering over 390,000 hectares in the eastern Athabasca Basin. Denison’s interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake joint venture, which includes several uranium deposits and the McClean Lake uranium mill, which is currently processing ore from the Cigar Lake mine under a toll milling agreement, plus a 25.17% interest in the Midwest deposit and a 61.55% interest in the J Zone deposit on the Waterbury Lake property. Both the Midwest and J Zone deposits are located within 20 kilometres of the McClean Lake mill. Internationally, Denison owns 100% of the Mutanga project in Zambia, 100% of the uranium/copper/silver Falea project in Mali, and a 90% interest in the Dome project in Namibia.

Denison is also engaged in mine decommissioning and environmental services through its Denison Environmental Services division and is the manager of Uranium Participation Corporation, a publicly-traded company which invests in uranium oxide and uranium hexafluoride.

For more information, please contact

David Cates	(416) 979 – 1991 ext. 362
President and Chief Executive Officer

Sophia Shane	(604) 689-7842
Investor Relations

Follow Denison on Twitter	@DenisonMinesCo

Forward-Looking Statements

Certain information contained in this press release constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”. In particular, this press release contains forward-looking information pertaining to the following: exploration (including drilling) and evaluation activities; total expected cost of such activities and Denison’s share of same; completion of the PEA; CNSC’s approval to increase the annual production limit of U3O8 at the McLean Lake mill as well as the collective bargaining with unionized employees at the McClean Lake mill, and their respective impact on the 2016 production plan and Denison’s share of revenue from the Cigar Lake toll milling arrangement; Denison’s share of operating and capital expenditures; acceptance by Mongolian authorities of application for applicable mining licenses, and receipt and amount of contingent payments in a timely manner; Denison’s ability to complete a spin-out or disposal transaction of its African interests; DES’ expected revenue from operations, and its forecast expenses and expenditures; and renewal of the MSA with UPC and forecast revenue and expenses associated with providing services under MSA.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but there can be no assurance that such statements will prove to be accurate and may differ materially from those anticipated in this forward looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the “Risk Factors” in Denison’s Annual Information Form dated March 5, 2015 available under its profile at www.sedar.com and in its Form 40-F available at www.sec.gov/edgar.shtml.

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Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not, and should not be construed as being, exhaustive. The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in its expectations except as otherwise required by applicable legislation.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources: This press release may use the terms “measured”, “indicated” and “inferred” mineral resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.

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Wheeler River Property Location and Geology

Denison Mines

ATHABASCA BASIN
Midwest, Midwest A
55 million lbs. U_3O_8
Cigar Lake
McArthur River (P2N)
360 million lbs. U_3O_8
Wheeler River
Key Lake Mill
6375000Y
6370000Y
6365000Y
6360000Y
McArthur River - Key Lake Road
Gryphon Deposit
Phoenix Deposit
Drill Hole Collar
Power Line
Main Road
Access Road
Camp
Pelites
Graphitic Pelite
Quartzite
Granite
Semi-Pelite
Calc-Silicate
Pegmatite
Mafic
Cross Faults
Major Faults
Thrust Faults
Foliation
0
5km

Figure 1: Wheeler River property location and basement geology

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Plan Map, Gryphon Deposit

Denison Mines

High-Grade Uranium Intersection
D1
D series lenses
D2&3
D4
WR-633D1
Section 5187 GP
Section 5050 GP
Gryphon Deposit: Stacked A, B & C series lenses
Basal Pegmatite Unit
N
Graphitic Pelite
Quartzite
Pelite
Pegmatite
Mineralization
Drill Hole
0
100m

Figure 2: Plan map of the northeast plunging Gryphon mineralized lenses projected up to the simplified basement geology at the sub-Athabasca unconformity

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Section 5187GP, Gryphon Deposit

NW
SE
Athabasca Sandstone
Unconformity
WR-633D1
WR-582D1
WR-582
WR-594D2
WR-594
Weak Uranium Intercepts
0.51%eU3O8/1m(1,2,3)
0.11%eU3O8/1m(1,2,3)
0.10%eU3O8/1m(1,2,3)
0.12%eU3O8/1m(1,2,3)
High-Grade Uranium Intersection
See Table 1 in attached news release
Gryphon Deposit: Down Plunge Extent
A1
A2
Basal Pegmatite Unit
Graphitic Pelite
Pelite
Quartzite
Pegmatite
Athabasca Sandstone
A3 Mineral Lens Name
Drill Trace
0
50m
Notes:
1. eU3O8 is radiometric equivalent uranium from a total gamma down-hole probe
2. Intersection interval is composited above a cut-off grade of 0.1% eU3O8
3. As the drill hole is oriented steeply toward the northwest and the basement mineralization dips moderately to the southeast, the true thickness of the mineralization is expected to be approximately 75% of the intersection lengths

Figure 3: Cross-section along section line 5187GP illustrating the new mineralization discovered in drill hole WR-633D1

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Section 5050GP, Gryphon Deposit
Denison Mines
NW
SE
Athabasca Sandstone
Unconformity
D series lenses
Gryphon Deposit: Stacked A, B & C series lenses
Basal Pegmatite Unit
D1
D2
D3
D4
A1
A2
B1
C1
Graphitic Pelite
Pelite
Quartzite
Pegmatite
Calc-silicate
Athabasca Sandstone
Mineral Lens Name
Drill Trace

Figure 4: Cross-section along section line 5050GP illustrating the stacked lenses (A, B and C series) that define the Gryphon deposit as well as the D series lenses

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